                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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              IN THE MATTER OF
               NISOURCE INC.                                CERTIFICATE
                                                            PURSUANT TO
              File No. 70-9197                                RULE 24

(Public Utility Holding Company Act of 1935)
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         This Certificate is filed by NiSource Inc. ("NiSource"), an Indiana corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended, pursuant to the order of the Securities and Exchange Commission dated February 10, 1999 (Release No. 35-26975) (the "Order"). NiSource hereby certifies to the matters set forth below pursuant to the Order:

(Dollars in Thousands)

                                 GROSS            NET           UTILITY            NET             NET
                               OPERATING       OPERATING       OPERATING         UTILITY         UTILITY
                                 REVENUE         REVENUE         INCOME           INCOME          PLANT
Total Utility (1)              2,152,319        1,244,320        468,576          230,586      4,126,056

Bay State Gas (2)                257,366 12%      134,310 11%     31,447  7%       10,264 4%     887,505 (3)  22%
Northern Utilities (2)            59,144  3%       26,925  2%      2,480  1%        1,200 1%     200,674 (3)   5%

(1) Total Utility financial data includes the operating results of Northern Indiana Public Service Company (Northern Indiana), Bay State Gas Company (Bay State), Northern Utilities, Inc. (Northern Utilities), Kokomo Gas and Fuel Company (Kokomo) and Northern Indiana Fuel and Light Company (NIFL).

(2) The financial data for Bay State Gas Company and Northern Utilities, Inc. are for the period from the date of the acquisition, February 12, 1999, through December 31, 1999.

(3) The financial data for Net Utility Plant for Bay State Gas Company and Northern Utilities, Inc. include $436.2 and $87.2 million of net acquisition premium at December 31, 1999.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  NISOURCE  INC.


                                       By:
                                          -----------------------
                                          Name:  Stephen P. Adik
                                          Title: Senior Executive Vice President
                                                 Chief Financial Officer and
                                                 Treasurer

March 24, 2000